FOR RELEASE:                            CONTACT:
Date    January 12, 2014                        Gerry Gould, VP-Investor Relations
Time    4:00PM Eastern Time                        Tel. (781) 356-9402
gerry.gould@haemonetics.com
Alt. (781) 356-9613

Haemonetics Announces Signing of Supply Agreement with HemeXcel at J.P. Morgan Health Care Conference

January 12, 2014, Braintree, MA, USA – Haemonetics Corporation (NYSE: HAE) today announced that it has entered into a multi-year agreement to supply the HemeXcel Purchasing Alliance LLC with certain whole blood collection components on an exclusive basis during calendar years 2014-2016. The announcement was made in conjunction with the 32nd Annual J.P. Morgan Health Care Conference in San Francisco.

“We are very pleased with our selection by HemeXcel to meet their needs for whole blood collection products”, said Brian Concannon, Haemonetics’ President and CEO. “We appreciate their confidence in our ability to deliver high quality products and services economically. Our commitments to them are a continual stream of differentiating new products and best-in-class customer service. The investments we’ve made over the past two years have resulted in a robust new product pipeline, positioning us well to bring meaningful differentiation and economical solutions to our whole blood customers.”

HemeXcel representative George “Bud” Scholl, Executive Vice President of OneBlood, added: “By partnering with Haemonetics, we are able to offer transfusion care of the highest quality for patients, while maximizing the monetary value of our annual spend. Beyond these immediate benefits, we value Haemonetics’ relationship with major hospitals and we look forward to working together to advance patient blood management.”

Haemonetics indicated that this incremental business volume will not have a material impact on fiscal 2014 revenue or earnings. Considered together with a smaller recent U.S. tender that was not awarded to Haemonetics, this incremental volume will represent approximately five net points of U.S. whole blood disposables share gain in fiscal 2015 and beyond. Another major U.S. whole blood tender remains in process and is expected to be awarded early in calendar 2014. Haemonetics continues to work closely with this customer and is excited to have the opportunity to show its full range of capabilities.

Mr. Concannon continued: “The North American whole blood market is in a period of rapid change in which significantly reduced demand for blood products is driving collector consolidation and aggressive competitive pricing for whole blood consumables. While we are optimistic about what these trends mean for the introduction of our differentiated whole blood offering, we expect margin headwinds from lower pricing will more than offset any benefit related to this share gain in fiscal 2015. As we progress through the fiscal years beyond 2015, benefits of product value engineering and other internal initiatives are expected to offset these margin headwinds.”

Mr. Concannon will comment on this agreement as part of a live webcast presentation at 10:00AM Pacific / 1:00PM Eastern time on Wednesday, January 15. As previously announced, the public may access Mr. Concannon’s presentation live at http://jpmorgan.metameetings.com/

webcasts/healthcare14/directlink?ticker=HAE and that webcast will be archived and available for approximately 90 days.

About Haemonetics

Haemonetics (NYSE: HAE) is a global healthcare company dedicated to providing innovative blood management solutions for our customers. Together, our devices and consumables, information technology platforms, and consulting services deliver a suite of business solutions to help our customers improve patient care and reduce the cost of healthcare for blood collectors, hospitals, and patients around the world. Our technologies address important medical markets: blood and plasma component collection, the surgical suite, and hospital transfusion services. To learn more about Haemonetics, visit our web site at http://www.haemonetics.com.

About HemeXcel Purchasing Alliance
HemeXcel Purchasing Alliance comprises five leading blood centers — each with a national presence and recognized expertise, including: Blood Systems (Scottsdale, AZ); Institute for Transfusion Medicine (Pittsburgh, PA); New York Blood Center; (New York, NY); OneBlood (St. Petersburg, FL); and Puget Sound Blood Center (Seattle, WA). Together, these centers collect process and distribute 4.8 million blood components every year, serving 1,428 hospitals in 29 states.

Cautionary / Safe Harbor Language
This release contains forward-looking statements that involve risks and uncertainties, including the effects of disruption from our manufacturing transformation activities which may make it more difficult to maintain relationships with employees and timely deliver high quality products, unexpected expenses incurred during our Value Creation and Capture program, technological advances in the medical field and standards for transfusion medicine and our ability to successfully implement products that incorporate such advances and standards, demand for whole blood and blood components, product quality, market acceptance, regulatory uncertainties, the effect of economic and political conditions, the impact of competitive products and pricing, blood product reimbursement policies and practices, foreign currency exchange rates, changes in customers’ ordering patterns including single-source tenders, the effect of industry consolidation as seen in the plasma and blood center markets, the effect of communicable diseases and the effect of uncertainties in markets outside the U.S. (including Europe and Asia) in which we operate and other risks detailed in the Company's filings with the Securities and Exchange Commission. The foregoing list should not be construed as exhaustive.

Forward-looking statements are based on estimates and assumptions made by management of the Company and are believed to be reasonable, though inherently uncertain and difficult to predict. Actual results and experience could differ materially from the forward-looking statements. Information set forth in this press release is current as of today and the Company undertakes no duty or obligation to update this information.